Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Shares Letter from the CEO, Arik Kaufman

The letter highlights the main achievements of 2022 and the
accelerated go-to-market strategy for 2023

Rehovot, Israel, January 3, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: MITC), an international deep-tech food company at the forefront of the cultivated meat industry, shared a letter from the CEO, Arik Kaufman, highlighting the main achievements of 2022 and the accelerated go-to-market strategy for 2023.

The letter:

Dear Steakholder,

First and foremost, I would like to thank you for being a steakholder (as we like to say) in our company, mission, and community. I firmly believe that we are (and should be) all in this together, and therefore, I not only value your support ― I also value your input and ideas. The purpose of this letter is to provide a general overview to the Steakholders’ investor community about our achievements in 2022 and plans for 2023.

In general, it has been a particularly challenging year for the stock market as companies have had to maneuver in order to adapt to economic downturns. Despite these challenges, we have continued to forge ahead with significant technological achievements, industry collaboration, and plans for scaling and commercialization.

On the technology front, we have achieved significant milestones in both our 3D bio-printing capabilities, launching an industrial-scale printer, and our biological methodologies, including our first granted patent for physical manipulation of cultivated muscle tissue. Our research and development advancements along with our IP base, backed by numerous patent applications, have cemented our position as a leader in the cultivated meat space. This has also helped us add some key collaborations to our business development efforts, including the partnership with Singapore-based Umami Meats to 3D-print cultivated fish.

On the business front, we have focused our efforts on the US market, hiring personnel and holding our first US tasting event in San Francisco, where we introduced our 3D bio-printing capabilities to the local investor community.

A 2022 highlight that connected sophisticated 3D-printing and biological capabilities was the announcement of the proof of concept of Omakase Beef Morsels proof of concept, a first-of-its-kind, highly marbled 3D-printed cultured beef cut! Omakase Beef Morsels are an innovative culinary achievement elegantly designed as a meat lover’s delicacy for premium dining experiences.

Looking ahead to 2023, the company is upgrading its industrial-scale 3D bio-printer, pushing forward with the biology department development for our in-house growth media and cell proliferation across species, accelerating business development and marketing activities. On the regulation front, I am extremely pleased with the recent progress that the FDA and USDA have made with cultivated meat approvals, culminating so far in Upside Foods’ “no questions” letter from the FDA. The team at Steakholder Foods is pushing forward to submit products for approval in Singapore, the USA and Europe in 2023.

I am excited to see how the team is pooling together all resources towards advancing our growth methodologies at scale, commercializing our printing capabilities, and creating remarkable cultivated and hybrid products, while working towards our end goal of producing cultivated steaks at scale. These strategic developments are aimed at achieving our accelerated go-to-market strategy that is focused on the commercialization of our 3D bio-printer through partnerships and collaborations in 2023.

I’d like to use this opportunity to wish you a Happy New Year! I look forward to what lies ahead for Steakholder Foods in 2023, and I value your support as we work toward accomplishing our goals.

Yours truly,

Arik Kaufman
Co-founder and CEO of Steakholder Foods

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Joseph Green Edison Group jgreen@edisongroup.com	Ehud Helft Edison Israel ehelft@edisongroup.com

Tel: +1-818-642-5257	Tel: +1-646-653-7030	Tel: +1-212-378-8040

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com